May 29, 2008
VIA EDGAR
Tim Buchmiller
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, DC 20549

Re:	Thermo Fisher Scientific Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2007 File No. 001-08002
Dear Mr. Buchmiller:
     Set forth below is the response of Thermo Fisher Scientific Inc. (the “Company”) to the comment of the Staff of the Commission with respect to the above-referenced filing given by letter dated May 20, 2008. The response follows the text of the comment to which it relates.
Item 11. Executive Compensation, page 54
1.	We refer to the disclosure under the caption “Annual Cash Incentive Bonus” beginning on page 12 of the proxy statement that you have incorporated by reference into your Form 10-K. It appears that the amounts paid to your named executive officers as annual cash incentive bonuses under your 2003 Annual Incentive Award Plan should have been disclosed under the caption “Non-Equity Incentive Plan Compensation” in your Summary Compensation Table pursuant to Item 402(c)(2)(vii) of Regulation S-K rather than under the caption “Bonus” (refer also to Item 402(a)(6)(iii), and that the threshold, target and maximum amounts related to those awards should have been disclosed in your “Grants of Plan Based Awards For 2007” table pursuant to Item 402(d)(2)(iii) of Regulation S-K. Please provide such disclosure in your future filings, to the extent then applicable, or provide us with your analysis as to why such information should not have been included in the referenced tables in accordance with the referenced Item requirements.
The Company notes the staff’s comment and agrees to provide the requested information in future filings.

Tim Buchmiller
May 29, 2008

The Company acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Seth H. Hoogasian
Seth H. Hoogasian
Senior Vice President, General Counsel and Secretary